Filed by Archipelago Holdings, Inc. Pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Companies:
Archipelago Holdings, Inc.
(Commission File No. 001-32274)
The New York Stock Exchange, Inc.

Date:	May 26, 2005

To:	NYSE Members and Member Organizations

From:	John A. Thain

Subject:	NYSE Seat Market and OTRs

As noted previously, in connection with the announced merger with Archipelago, NYSE memberships will be converted into the right to receive cash and stock in the new holding company NYSE Group, Inc.  This will have the result of extinguishing all existing trading rights inherent in, or derived from, NYSE memberships — including option trading rights (“OTRs”).

OTRs have conferred no trading privileges since the NYSE closed its options trading floor in 1997.  In addition, as noted, OTRs, along with all other trading rights inherent in, or derived from, the NYSE memberships, will be extinguished in the merger with Archipelago.  In the transaction with Archipelago, NYSE memberships — with or without OTRs — will all receive the same consideration.  Separated OTRs will be extinguished for no consideration.  They will have no value.

For further information, please contact Steven L. Fuller, Director-Membership Services (212.656.2071/sfuller@nyse.com) or Eileen McElduff, Senior Membership Coordinator (212.656.8499/emcelduff@nyse.com.)

Important Acquisition Information with Respect to the Proposed Merger

In connection with the proposed merger of Archipelago Holdings, Inc. (“Archipelago”) and the New York Stock Exchange, Inc. (the “NYSE”), the parties intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.  Such documents, however, are not currently available.  INVESTORS AND MEMBERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Investors and members will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the NYSE at 11 Wall Street, New York, NY 10005 or calling (212) 656-2062 or directing a request to Archipelago, Attention: Investor Relations, at 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.  This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document may contain forward-looking information regarding Archipelago Holdings, Inc. (“Archipelago”), the New York Stock Exchange, Inc. (“NYSE”) and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, the benefits of the business combination transaction involving Archipelago and the NYSE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Archipelago’s and NYSE’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Archipelago shareholders or the NYSE members to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty.  Additional risks and factors are identified in Archipelago’s filings with the United States Securities and Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago’s website at http://www.Archipelago.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document.  Except for any obligation to disclose material information under the Federal securities laws, none of Archipelago, the NYSE or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.